Filed Pursuant to Rule 433

Registration Statement File No. 333-209819

May 14, 2018

CANADIAN PACIFIC RAILWAY COMPANY

Pricing Term Sheet

The information in this pricing term sheet relates to the offering by Canadian Pacific Railway Company of $500 million of its 4.000% Notes due 2028 (the “Offering”) and should be read together with the preliminary prospectus supplement dated May 14, 2018 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related base prospectus dated February 29, 2016, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. Terms used but not defined herein, with respect to the Offering, have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Canadian Pacific Railway Company
Guarantor:	Canadian Pacific Railway Limited
Expected Ratings:*	Moody’s: Baa1 S&P: BBB+
Pricing Date:	May 14, 2018
Settlement Date:	May 16, 2018 (T+2)
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2018
Title:	4.000% Notes due 2028
Principal Amount:	$500,000,000
Maturity Date:	June 1, 2028
Coupon:	4.000%
Benchmark Treasury:	2.875% due May 15, 2028
Benchmark Treasury Price / Yield:	99-00 / 2.991%
Spread to Benchmark Treasury:	+102 basis points
Yield to Maturity:	4.011%
Price to the Public:	99.908% of the principal amount
Optional Redemption Provisions:
Make-whole Redemption	Prior to March 1, 2028, (the date that is three months prior to the maturity date of the Notes), optional redemption in whole or in part at any time at redemption prices equal to the greater of 100% of the principal amount of the notes being redeemed and a make-whole redemption price determined by using a discount rate of the Treasury Rate plus 15 basis points, plus, in each case, accrued and unpaid interest to the redemption date
Par Redemption	On or after March 1, 2028 (the date that is three months prior to the maturity date of the Notes), optional redemption in whole or in part at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date
Change of Control:	At 101% of principal, plus accrued and unpaid interest to the repurchase date
CUSIP/ISIN:	13645R AY0 / US13645RAY09
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Morgan Stanley & Co. LLC Barclays Capital Inc. Wells Fargo Securities, LLC Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. RBC Capital Markets, LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. Desjardins Securities Inc.

* An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s Investors Service, Inc. and S&P Global Ratings. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649, Barclays Capital Inc. toll free at 1-888-603-5847 or Wells Fargo Securities, LLC toll free at (800) 645-3751.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER SYSTEM.

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